UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DATAMETRICS CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

238085203

(CUSIP Number)

Andrea Goren

c/o SG Phoenix Ventures LLC

110 East 59th Street, Suite 1901

New York, NY 10022

(212) 759-1909

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238085203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SG DMTI Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,052,049

	8.	Shared Voting Power

	9.	Sole Dispositive Power 13,052,049 shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,052,049 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.4%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 238085203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SG Phoenix Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 13,052,049(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 13,052,049 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,052,049 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.4%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

(1)  Includes13,052,049 shares held by SG DMTI Capital LLC, of which SG Phoenix Ventures LLC is the managing member.

CUSIP No. 238085203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 13,052,049 shares(2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 13,052,049 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,052,049 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.4%

14.	Type of Reporting Person (See Instructions) IN

(2) Includes13,052,049 shares held by SG DMTI Capital LLC, of which Mr. Sassower is a managing member of its managing member.

CUSIP No. 238085203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 13,052,049 shares(3)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 13,052,049 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,052,049 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.4%

14.	Type of Reporting Person (See Instructions) IN

(3) Includes 13,052,049 shares held by SG DMTI Capital LLC, of which Mr. Goren is a managing member of its managing member.

This Schedule 13D/A is being filed jointly by SG DMTI Capital LLC (“SG DMTI”), SG Phoenix Ventures LLC (“Ventures”), Philip S. Sassower and Andrea Goren (collectively, the “Reporting Persons” and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

This Schedule 13D/A constitutes an amendment to the initial filing of SG DMTI, Ventures, Philip S. Sassower and Andrea Goren, pursuant to Rule 13-d(2)(a) of the Act.

Except as expressly otherwise set forth in this Schedule 13D/A, each Reporting Person disclaims beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person.  the agreement between the Reporting Persons relating to the joint filing of this Schedule 13D/A is attached hereto as Exhibit A.

Item 1.	Security and Issuer

This Schedule 13D/A relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Datametrics Corporation, a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 1717 Diplomacy Row, Orlando, FL 32809.

Item 2.	Identity and Background

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k) under the Act.

• SG DMTI Capital LLC is a Delaware limited liability company. The principal business of SG DMTI is to invest in and hold equities of the Company.  The principal office and business address of SG DMTI is c/o SG Phoenix Ventures LLC, 110 East 59th Street, Suite 1901, New York, NY 10022.

• SG Phoenix Ventures LLC is a Delaware limited liability company.  The principal business of Ventures is to manage private equity investment funds or companies.  The principal office and business address of Ventures is 110 East 59th Street, Suite 1901, New York, NY 10022.

• Philip S. Sassower, a United States citizen, is a member of Ventures. Mr. Sassower’s business address is c/o SG Phoenix Ventures LLC, 110 East 59th Street, Suite 1901, New York, NY 10022.
• Andrea Goren, a United States citizen, is a member of Ventures. Mr. Goren’s business address is c/o SG Phoenix Ventures LLC, 110 East 59th Street, Suite 1901, New York, NY 10022.

During the last five years, none of the Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock held of record by SG DMTI were acquired out of working capital and by way of distribution of dividends in the amount of 174,887 shares of Common Stock of the Company on the shares of Series B Preferred Stock held by SG DMTI pursuant to the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of the Company.

Item 4.	Purpose of Transaction

The acquisition of the additional 174,887 shares of Common Stock of the company is the result of the payment of a dividend by the Company to SG DMTI pursuant to the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of the Company on the shares of Series B Preferred Stock of the Company held by SG DMTI.

Item 5.	Interest in Securities of the Issuer

(a)  SG DMTI is the record owner of (i) a warrant representing, upon exercise, an aggregate of 12,877,162 shares of Common Stock, which will constitute, when issued, approximately 52.7% of the issued and outstanding shares of Common Stock as of the date hereof; and (ii) 174,887 shares of Common Stock.  This number of shares of Common Stock gives effects to the Company’s one(i) for thirty (30) reverse stock split effective as of April 10, 2006.

Ventures may be deemed to be the beneficial owner of (i) a warrant representing, upon exercise, an aggregate of 12,877,162 shares of Common Stock, which will constitute, when issued, approximately 52.7% of the issued and outstanding shares of Common Stock as of the date hereof, held of record by SG DMTI, of which Ventures (of which Messrs. Sassower and Goren are the managing members) is the managing member; and (ii) 174,887 shares of Common Stock.  This number of shares of Common Stock gives effects to the Company’s one(i) for thirty (30) reverse stock split effective as of April 10, 2006.

Philip S. Sassower may be deemed to be the beneficial owner of (i) a warrant representing, upon exercise, an aggregate of 12,877,162 shares of Common Stock, which will constitute, when issued, approximately 52.7% of the issued and outstanding shares of Common Stock as of the date hereof; and (ii) 174,887 shares of Common Stock.  The number of shares beneficially owned by Mr. Sassower includes 13,052,049 shares of Common Stock held of record by SG DMTI and beneficially owned by Ventures, its managing member, of which Mr. Sassower is a managing member.  This number of shares of Common Stock gives effects to the Company’s one(i) for thirty (30) reverse stock split effective as of April 10, 2006.

Andrea Goren may be deemed to be the beneficial owner of (i) a warrant representing, upon exercise, an aggregate of 12,877,162 shares of Common Stock, which will constitute, when issued, approximately 52.7% of the issued and outstanding shares of Common Stock as of the date hereof; and (ii) 174,887 shares of Common Stock.  The number of shares beneficially owned by Mr. Goren includes 13,052,049 shares of Common Stock held of record by SG DMTI and beneficially owned by Ventures, its managing member, of which Mr. Goren is a managing member.  This number of shares of Common Stock gives effects to the Company’s one(i) for thirty (30) reverse stock split effective as of April 10, 2006.

(c) Except as described in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty (60) days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described in Item 4 above, the Reporting Persons are not parties or subject to any contracts, arrangement, understandings or relationships with respect to the securities of the issuer.
Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:	December 21, 2006

/s/ SG DMTI Capital LLC

By: SG Phoenix Ventures LLC
its Managing Member

		By:	/s/ Philip S. Sassower
Name: Philip S. Sassower
Title: Member

		By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Member

/s/ SG Phoenix Ventures LLC

		By:	/s/ Philip S. Sassower
Name: Philip S. Sassower
Title: Member

		By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Member

/s/ Philip S. Sassower
Philip S. Sassower

/s/ Andrea Goren
Andrea Goren